UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 23, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 26/Oct to 30/Oct

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Marco Di Costanzo – Network Development Director

Event: Futurecom digital week

Date and time: October 27th, 2020, at 2:20 p.m.

Link: www.futurecom.com.br/pt/digital-week.html

Topics to be discussed: The Importance of SDN / NFV in Network Slicing for 5G

Paulo Humberto Gouvea – Corporate Solutions Director

Event: Futurecom digital week

Date and time: October 27th, 2020, at 3:50 p.m.

Link: www.futurecom.com.br/pt/digital-week.html

Topics to be discussed: While 5G is not coming: Using the Infrastructure available to meet the IoT Demand of different Businesses

João Gabriel Evangelista Aleixo – Innovation and Technology Specialist

Event: RFI TIP Wireless Backhaul

Date and time: October 27th, 2020, at 6:00 a.m.

Link: https://opensofthaulrfiresultsannounce.splashthat.com/

Topics to be discussed: Current context of Wirelless Backhaul technologies; motivations for launching the RFI; description of the OpenSofthaul solution specified by the operators; announcement of the best rated suppliers in the RFI.

Marco Di Costanzo – Network Development Director

Event: Live about 5G with Marcelo Tas

Date and time: October 28th, 2020, at 8:00 p.m

Link: https://www.linkedin.com/in/marcelotas/

Topics to be discussed: What are the differences between 4G and 5G and what they change in your life?

Auana Mattar – TI Director

Event: Futurecom digital week

Date and time: October 29th, 2020, at 4:00 p.m.

Link: www.futurecom.com.br/pt/digital-week.html

Topics to be discussed: TIM transforms self-service to IBM's artificial intelligence customers

Leandro Guerra – Institutional Relations Manager

Event: Tecnologia para o Agronegócio

Date and time: October 28th, 2020, at 11:00 a.m

Link: www.fiee.com.br/pt-br/webinars/fiee-talks-tecnologia-para-agronegocio.html

Topics to be discussed: How digital transformation drives competitiveness in the field

Event: Cultura e Eventos OABSP

Date and time: October 29th, 2020, at 6:00 p.m

Link: www.youtube.com/c/CulturaeEventosOABSP/featured

Topics to be discussed: The Border Between Agribusiness and Telecommunications - 5G and Perspectives for the Future

Leonardo Capdeville – Chief Technology Information Officer

Event: Futurecom digital week

Date and time: October 30th, 2020, at 11:00 a.m.

Link: www.futurecom.com.br/pt/digital-week.html

Topics to be discussed: Accelerating the adoption of 5G by Building a Collaboration and Innovation Ecosystem

Rio de Janeiro, October 23rd, 2020.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 23, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer